Exhibit 4.25

FORM 51-102F3

Material Change

Report

Item 1	Name and Address of Corporation

Canopy Growth Corporation (“Canopy” or the “Corporation”)

1 Hershey Drive, Smiths Falls

ON, K7A 0A8

Item 2	Date of Material Change

April 18, 2019

Item 3	News Release

A news release relating to the material change described herein was disseminated on April 18, 2019 through the services of Canada Newswire and subsequently filed on SEDAR.

Item 4	Summary of Material Change

On April 18, 2019 the Corporation announced that it had entered into a definitive agreement (the “Arrangement Agreement”) with Acreage Holdings, Inc. (“Acreage”), that grants Canopy the right to acquire all of the issued and outstanding shares in the capital of Acreage (the “Transaction”), with a requirement for Canopy to do so at such time as cannabis production, distribution and possession becomes legal under United States federal law or is removed from regulation under United States federal law (the “Triggering Event”), subject to obtaining the requisite prior approval of the shareholders of each of Acreage and Canopy Growth, respectively (the “Shareholder Approval”), as well as the approval of the Supreme Court of British Columbia (the “Court Approval”).

Item 5	Full Description of Material Change

On April 18, 2019, the Corporation announced that it had entered into the Arrangement Agreement with Acreage. The Transaction will be carried out by way of a court-approved plan of arrangement (the “Arrangement”) under the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”).

Following receipt of Shareholder Approval at special meetings of Canopy and Acreage expected to take place in June 2019 and receipt of Court Approval, holders of Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares as well as Acreage Unit Holders and the USCo2 Holders (as such terms are defined below and collectively, the “Acreage Holders”) will receive an aggregate total payment of US$300 million or approximately US$2.55 per Acreage Subordinate Voting Share (the “Up-Front Cash Premium”) based on the currently outstanding securities of Acreage.

In addition, following the occurrence or waiver of the Triggering Event and fulfillment of certain other customary closing conditions, holders of subordinate voting shares of Acreage (the “Acreage Subordinate Voting Shares”) will receive 0.5818 of a common share in the capital of Canopy (each whole share, a “Canopy Share”) in exchange for each Acreage Subordinate Voting Share held at the time of completion of the Arrangement (the “Exchange Ratio”). In addition to Shareholder Approval and Court Approval, the Transaction is subject to applicable regulatory and stock exchange approvals and certain other closing conditions.

Pursuant to the terms of the Arrangement Agreement, all Acreage Subordinate Voting Shares, which may be acquired by holders of proportionate voting shares of Acreage (the “Acreage Proportionate Voting Shares”), holders of multiple voting shares of Acreage (the “Acreage Multiple Voting Shares”) and holders of units (the “Acreage Unit Holders”) of High Street Capital Partners, LLC (Acreage’s operating subsidiary) and shares of Acreage Holdings WC, Inc. (the “USCo2 Holders”), on conversion or exchange thereof, as applicable, will also be acquired by Canopy and are entitled to the Up-Front Cash Premium.

Following the occurrence or waiver of the Triggering Event and fulfillment of certain other conditions to closing, each Acreage Proportionate Voting Share and Acreage Multiple Voting Share will automatically convert into Acreage Subordinate Voting Shares in accordance with their terms and thereafter each Acreage Subordinate Voting Share will be automatically exchanged for Canopy Shares based on the Exchange Ratio. On completion of the Arrangement, Acreage Unit Holders will have the right to convert their units, and USCo2 Holders will have the right to convert their shares, into Canopy Shares based on the Exchange Ratio. Acreage Unit Holders will be required to convert their units into Canopy Shares within three years following the closing of the Transaction. If the Triggering Event does not occur or is not waived within 90 months from the effective date of the Arrangement, the Arrangement Agreement and Canopy’s right to acquire the Acreage Subordinate Voting Shares will terminate.

After giving effect to the Transaction, assuming conversion of all securities of Acreage following the Triggering Event, Acreage Holders will hold approximately 12.1% ownership in Canopy (on a pro forma basis) and up to 16.6% if certain permitted acquisitions are completed prior to the Triggering Event. Pursuant to the Arrangement Agreement, Acreage is permitted to issue up to an additional 58,000,000 Acreage Subordinate Voting Shares (or the equivalent number of convertible securities) prior to completion of the Transaction, together with a further 5,221,905 Acreage Subordinate Voting Shares (or the equivalent number of convertible securities) in respect of certain potential acquisitions by Acreage.

The total consideration payable pursuant to the Transaction is valued at approximately US$3.4 billion on a fully-diluted basis and represents a premium of approximately 41.7% over the 30-day volume weighted average price of the Acreage Subordinate Voting Shares on the Canadian Securities Exchange (the “CSE”) ending April 16, 2019 (based on the Exchange Ratio, Up-Front Cash Premium and the closing price of the Canopy Shares on April 16, 2019).

Upon closing of the Arrangement, Canopy and Acreage will also execute an agreement pursuant to which Canopy will license certain of its trademarks and other intellectual property to Acreage.

Constellation Brands Amendments

Completion of the Transaction is conditional on the approval by Canopy shareholders of the issuance of the Canopy Shares pursuant to the Transaction and certain amendments (the “Amendments”) to the existing warrants held by a subsidiary of Constellation Brands, Inc. (“Constellation Brands”), including:

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The extension of the expiry date for certain warrants held by Constellation Brands: In addition to the 18.9 million warrants issued to Constellation Brands in connection with its initial investment in Canopy in November 2017 , Constellation Brands also currently owns 139.7 million warrants in Canopy, which upon receipt of Shareholder Approval would become exercisable over a period of five to eight years from November 1, 2018, compared to the previous three-year period. This includes 88.5 million Tranche A warrants, which are exercisable at a price per share of C$50.40 and 51.2 million Tranche B warrants, of which 38.4 million, or 75%, will become exercisable at a price per share of C$76.68. The remaining 25% of the original Tranche B warrants will become Tranche C warrants and will remain exercisable at Canopy’s five-day volume weighted average price of the Canopy Shares on the Toronto Stock Exchange (“VWAP”) immediately prior to exercise.

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If Constellation Brands exercises the Tranche A warrants in full, Canopy has agreed to repurchase that number of Canopy Shares equal to the lesser of 25% of the Canopy Shares issuable to Acreage Holders pursuant to the Transaction and a dollar amount equal to 25% of the implied enterprise value of Acreage, in either case, within a period commencing on the date of the Arrangement Agreement and ending on the date that is 24 months after the date that all of the Tranche A warrants have been exercised by Constellation Brands (the “Repurchase Period”). If Canopy does not, during the Repurchase Period, repurchase such Canopy Shares, then Constellation Brands will be credited an amount that will reduce the aggregate exercise price that would otherwise be payable upon the exercise of its Tranche B warrants and/or Tranche C warrants by an amount equal to the difference between (a) 25% of the implied enterprise value of Acreage, and (b) the actual purchase price paid by Canopy in repurchasing Canopy Shares during the Repurchase Period.

•

Constellation Brands will be permitted to purchase up to 20 million Canopy Shares in the open market prior to the warrants being exercised or expiring, provided that for each Canopy Share purchased by Constellation Brands, the number of Tranche B warrants will be decreased by one.

The Amendments constitute a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Pursuant to MI 61-101, a formal valuation and minority shareholder approval must be obtained for related party transactions unless, in each instance, an exemption from such requirement is available. The Corporation is relying on the exemptions from the formal valuation requirement and the minority approval requirement pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101, as the fair market value of the Amendments is below 25% of the Corporation’s market capitalization as determined in accordance with MI 61-101. There is no prior valuation in respect of Canopy, the existence of which is known, after reasonable inquiry, to Canopy or to any director or senior officer of the Corporation.

In addition, Canopy and Constellation Brands have further amended the amended and restated investor rights agreement previously entered into by Canopy and Constellation Brands on November 1, 2018 to provide for, among other things, giving effect to the Amendments, subject to receipt of Shareholder Approval and completion of the Transaction.

Acreage Board Recommendation

The board of directors of Acreage (the “Acreage Board”), on the unanimous recommendation of a special committee of independent directors of Acreage (the “Special Committee”), has unanimously approved the Transaction and recommends that shareholders of Acreage vote in favour of the resolution to approve the Transaction.

The Acreage Board and the Special Committee have obtained a fairness opinion from each of Canaccord Genuity Corp. and INFOR Financial Inc. that, as of the date of the respective opinions,

and subject to the assumptions, limitations, and qualifications on which such opinions are based, the consideration to be received by Acreage Holders pursuant to the Transaction is fair, from a financial point of view, to the holders of Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares, other than Canopy and/or its affiliates.

Acreage Shareholder Approval

Under the BCBCA, the Arrangement requires approval by at least 66 2⁄3% of the holders of the Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares. Additionally, in accordance with MI 61-101, the Arrangement requires approval by at least a majority of the votes cast by disinterested holders of the Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares, each voting separately as a class. Acreage intends to apply to the Ontario Securities Commission for an order that, for purposes of MI 61-101, the holders of Acreage Subordinate Voting Shares and Acreage Proportionate Voting Shares will vote together as a single class.

Certain Acreage directors and officers have entered into voting and support agreements with Canopy pursuant to which they have agreed, among other things, to vote in favor of the Arrangement. The directors and officers of Acreage have also agreed to certain lock-up terms with respect to their current holdings of Acreage securities.

Canopy Board Recommendation

Greenhill & Co. Canada Ltd. (“Greenhill”) acted as financial advisor to Canopy and provided an independent fairness opinion to the board of directors of Canopy (the “Canopy Board”) that the Exchange Ratio payable pursuant to the Transaction is fair, from a financial point of view, to Canopy. Upon receipt of the fairness opinion from Greenhill, the Transaction and the Amendments were unanimously approved by the Canopy Board, other than directors who abstained from voting.

Canopy Shareholder Approval

The issuance of the Canopy Shares in connection with the Transaction and certain of the Amendments will require the approval of a simple majority of the disinterested shareholders of Canopy.

Additional Transaction Terms

The Transaction is subject to, among other things, approval from the CSE, the Toronto Stock Exchange and the New York Stock Exchange, the Supreme Court of British Columbia and certain other regulatory approvals and closing conditions. The Arrangement Agreement contains representations, warranties and covenants, including a termination fee in the amount of US$150 million payable by Acreage in the event that the Arrangement Agreement is terminated in certain circumstances. The Arrangement Agreement also includes certain non-solicitation covenants subject to the right of Acreage to accept a superior proposal in certain circumstances, with Canopy having a five-business day right to match any such superior proposal received by Acreage.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

Bruce Linton, Co- Chief Executive Officer of the Corporation. Phone: 1-855-558-9333.

Item 9	Date of Report

April 29, 2019

Forward-Looking Statement

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained in this material change report. These forward-looking statements include, but are not limited to, statements relating to Canopy’s expectations with respect to: the timing and outcome of the Transaction and the anticipated timing of the special meetings of Canopy and Acreage.

Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including assumptions as to the time required to prepare and mail security holder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholders approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Transaction; the likelihood of the Triggering Event being satisfied or waived by the outside date; the ability of the parties to satisfy, in a timely manner, the conditions to closing following the occurrence or waiver of the Triggering Event; other expectations and assumptions concerning the Transaction; and such risks as are described in Canopy’s annual information form dated June 28, 2018 filed with Canadian securities regulators and available on Canopy’s issuer profile on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive.

In respect of the forward-looking information concerning the anticipated completion of the Transaction and the timing thereof, Canopy has provided such statements and information in reliance on certain assumptions that it believes are reasonable at this time. Although Canopy believes that the assumptions and factors used in preparing the forward-looking information in this material change report are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this material change report are made as of the date of this material change report and Canopy does not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

There can be no assurance that the Transaction will occur, or that it will occur on the terms and conditions contemplated in this material change report. The Transaction could be modified, restructured or terminated. The Triggering Event may not occur or be waived. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

The Transaction cannot close until Shareholder Approval, Court Approval and regulatory approval are obtained, and the Triggering Event has occurred or been waived. There can be no assurance that the Transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed herein and in the management information circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon.